UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 001-10805

ROGERS COMMUNICATIONS INC.
(Translation of registrant’s name into English)

333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

Date: March 11, 2022	By:	/s/ Marisa Wyse
		Name:	Marisa Wyse
		Title:	Chief Legal Officer and Corporate Secretary	:

Exhibit Index

Exhibit Number	Description of Document

99.1	Fourteenth Supplemental Indenture, dated as of March 11, 2022, among Rogers Communications Inc., Rogers Communications Canada Inc. and the Bank of New York Mellon.
99.2	Fifteenth Supplemental Indenture, dated as of March 11, 2022, among Rogers Communications Inc., Rogers Communications Canada Inc. and the Bank of New York Mellon.
99.3	Sixteenth Supplemental Indenture, dated as of March 11, 2022, among Rogers Communications Inc., Rogers Communications Canada Inc. and the Bank of New York Mellon.
99.4	Seventeenth Supplemental Indenture, dated as of March 11, 2022, among Rogers Communications Inc., Rogers Communications Canada Inc. and the Bank of New York Mellon.
99.5	Eighteenth Supplemental Indenture, dated as of March 11, 2022, among Rogers Communications Inc., Rogers Communications Canada Inc. and the Bank of New York Mellon.
99.6	Registration Rights Agreement, dated as of March 11, 2022, among Rogers Communications Inc., Rogers Communications Canada Inc. and BofA Securities, Inc., as representative of the initial purchasers.
99.7	Fifteenth Supplemental Indenture, dated as of March 11, 2022, among Rogers Communications Inc., Rogers Communications Canada Inc. and BNY Trust Company of Canada.
99.8	Sixteenth Supplemental Indenture, dated as of March 11, 2022, among Rogers Communications Inc., Rogers Communications Canada Inc. and BNY Trust Company of Canada.
99.9	Seventeenth Supplemental Indenture, dated as of March 11, 2022, among Rogers Communications Inc., Rogers Communications Canada Inc. and BNY Trust Company of Canada.
99.10	Eighteenth Supplemental Indenture, dated as of March 11, 2022, among Rogers Communications Inc., Rogers Communications Canada Inc. and BNY Trust Company of Canada.